UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

3Q18

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS CONSOLIDATED NET INCOME OF COP 543 BILLION FOR THE THIRD QUARTER OF 2018 WHICH REPRESENTS A DECREASE OF 8% COMPARED TO 2Q18 AND AN INCREASE OF 20% COMPARED TO 3Q17.

•	Gross loans grew 4.0% when compared to 3Q17 and 0.9% during the quarter. This annual growth shows moderation in the credit demand in Colombia. Peso-denominated loans grew 5.8% when compared to 3Q17.

•	Net interest income was COP 2.57 trillion for 3Q18, increasing by 0.6% when compared to 3Q17. This positive performance is mainly explained by the growth in the loan book. Net interest income increased by 0.9% during the quarter.

•	The annualized net interest margin for the quarter was 5.8%. The margin decreased by 10 basis points during the quarter and registered the same number when compared to 3Q17, mainly affected by the reductions in the reference rate in Colombia that were reflected in the repricing of the loan portfolio. The control of the cost of deposits allowed moderating the decrease of the margin during the quarter.

•	Provision charges for the quarter were COP 1.0 trillion and the coverage ratio for 90-day past due loans was 160.7%. Provision charges increased by 4.3% when compared to 3Q17 and by 3.8% compared to 2Q18, these provisions allow us to maintain a solid coverage ratio amid a challenging environment. New past due loans totaled COP 847 billion for the quarter.

•	Efficiency was 48.6% during the last twelve months. Operating expenses decreased by 1.3% when compared to 3Q17. The annual decrease in operating expenses is explained by the reduction in the network of branches, personal expenses and tax contributions and other tax burden. Operating expenses decreased by 0.8% during the quarter.

•	Net fees were COP 631 billion and increased by 4.1% compared to 3Q17. This growth was mainly driven by an increase in fees related to credit and debit cards and trust services. Net fees decreased by 2.1% during the quarter.

•	Tier 1 ratio was 10.2% at September 30, 2018 and decreased by 4 basis points when compared to September 30, 2017. The capital adequacy ratio was 13.7%.

November 7, 2018. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20181. For the quarter ended on September 30, 2018 (“3Q18”), Bancolombia reported consolidated net income of COP 543 billion, or COP 564.78 per share - USD 0.76 per ADR. This net income represents a decrease of 8.2% compared to the quarter ended on June 30, 2018 (“2Q18”) and an increase of 20.5% compared to the quarter ended on September 30, 2017 (“3Q17”).

1. This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended September 30, 2018 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2018 $2,972.18 = US$ 1

3Q18

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q17	2Q18	3Q18	3Q18/2Q18	3Q18/3Q17
ASSETS
Net Loans	150,576,426	153,812,437	154,728,427	0.60%	2.76%
Investments	16,664,585	15,606,305	15,721,358	0.74%	-5.66%
Other assets	36,851,865	35,134,604	36,205,543	3.05%	-1.75%
Total assets	204,092,876	204,553,346	206,655,328	1.03%	1.26%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	127,891,132	130,318,773	130,334,802	0.01%	1.91%
Other liabilities	52,840,013	50,209,372	51,453,512	2.48%	-2.62%
Total liabilities	180,731,145	180,528,145	181,788,314	0.70%	0.58%
Non-controlling interest	1,244,883	1,285,815	1,715,901	33.45%	37.84%
Shareholders' equity	22,116,848	22,739,386	23,151,113	1.81%	4.68%
Total liabilities and shareholders' equity	204,092,876	204,553,346	206,655,328	1.03%	1.26%

Interest income	4,103,889	3,945,743	3,965,553	0.50%	-3.37%
Interest expense	(1,551,894)	(1,399,639)	(1,397,178)	-0.18%	-9.97%
Net interest income	2,551,995	2,546,104	2,568,375	0.87%	0.64%
Net provisions	(967,284)	(972,136)	(1,008,624)	3.75%	4.27%
Fees and income from service, net	606,512	644,684	631,346	-2.07%	4.09%
Other operating income	353,391	343,666	374,336	8.92%	5.93%
Total Dividends received and equity method	36,916	114,967	78,085	-32.08%	111.52%
Total operating expense	(1,868,169)	(1,859,001)	(1,844,363)	-0.79%	-1.27%
Profit before tax	713,361	818,284	799,155	-2.34%	12.03%
Income tax	(245,307)	(195,002)	(213,442)	9.46%	-12.99%
Net income before non-controlling interest	468,054	623,282	585,713	-6.03%	25.14%
Non-controlling interest	(17,248)	(31,566)	(42,494)	34.62%	146.37%
Net income	450,806	591,716	543,219	-8.20%	20.50%

PRINCIPAL RATIOS		Quarter		As of
	3Q17	2Q18	3Q18	3Q17	3Q18
PROFITABILITY
Net interest margin (1) from continuing operations	5.84%	5.85%	5.81%	6.11%	5.81%
Return on average total assets (2) from continuing operations	0.89%	1.17%	1.05%	1.15%	1.08%
Return on average shareholders´ equity (3)	8.22%	10.57%	9.43%	10.61%	9.70%
EFFICIENCY
Operating expenses to net operating income	52.64%	50.94%	50.50%	51.84%	50.94%
Operating expenses to average total assets	3.67%	3.66%	3.57%	3.75%	3.62%
Operating expenses to productive assets	4.28%	4.27%	4.17%	4.39%	4.22%
CAPITAL ADEQUACY
Shareholders' equity to total assets	10.84%	11.12%	11.20%	10.84%	11.20%
Technical capital to risk weighted assets	13.42%	13.52%	13.66%	13.42%	13.66%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	0.64	0.84	0.76	2.43	2.32
Net income per share $COP from continuing operations	468.70	615.20	564.78	1,781.09	1,722.45
P/BV ADS (4)	1.46	1.48	1.29	1.46	1.29
P/BV Local (5) (6)	1.42	1.49	1.33	1.42	1.33
P/E (7) from continuing operations	17.68	14.29	13.93	13.96	13.71
ADR price	45.79	47.78	41.72	45.79	41.72
Common share price (8)	32,740	35,320	31,900	32,740	31,900
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	2,936.67	2,930.80	2,972.18	2,936.67	2,972.18

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

3Q18

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2018, Bancolombia’s assets totaled COP 206,655 billion, which represents an increase of 1.0% compared to 2Q18 and of 1.3% compared to 3Q17.

During the quarter, the COP depreciated 1.4% versus the USD and over the past 12 months, it depreciated 1.2%.

The increase in total assets during the quarter is largely explained by the growth in the loan book and Interbank borrowings.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 2972,18 COP)	3Q18	3Q18/2Q18	3Q18	3Q18/2Q18	3Q18	3Q18/2Q18	3Q18	3Q18/2Q18
Commercial loans	74,995,180	-1.72%	37,489,526	3.42%	12,613,478	1.98%	112,484,706	-0.07%
Consumer loans	20,602,944	4.41%	8,949,192	3.09%	3,010,986	1.66%	29,552,136	4.01%
Mortgage loans	12,303,075	2.02%	9,302,435	1.14%	3,129,836	-0.27%	21,605,510	1.64%
Small business loans	627,745	0.14%	450,335	2.42%	151,517	0.99%	1,078,080	1.08%
Interests paid in advance	(2,502)	-16.95%	(1,878)	13.85%	(632)	12.27%	(4,380)	-6.05%
Gross loans	108,526,442	-0.18%	56,189,610	2.98%	18,905,184	1.54%	164,716,053	0.87%

In 3Q18, gross loans increased by 0.9% when compared to 2Q18. Peso-denominated loans grew 5.8% and the dollar-denominated loans decreased by 0.6% when compared to 3Q17. In comparison with 3Q17, total gross loans grew 4.0%.

As of September 30, 2018, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 25% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama and the USD denominated loans in Colombia, accounted for 34.1% and increased by 3.0% during 3Q18 (when expressed in COP), explained mainly by the depreciation of the COP against the USD during the quarter.

Total reserves (allowances in the balance sheet) for loan losses increased by 5.4% during the quarter and totaled COP 9,988 billion, equivalent to 6.1% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO						% of total loans
(COP million)	3Q17	2Q18	3Q18	3Q18/2Q18	3Q18/3Q17
Commercial	110,537,937	112,559,923	112,484,706	-0.07%	1.76%	68.3%
Consumer	26,505,346	28,413,584	29,552,136	4.01%	11.50%	17.9%
Mortgage	20,287,544	21,256,724	21,605,510	1.64%	6.50%	13.1%
Microcredit	1,078,436	1,066,597	1,078,080	1.08%	-0.03%	0.7%
Interests received in advance	-	(4,662)	(4,380)	-6.05%	100.00%	0.0%
Total loan portfolio	158,409,263	163,292,166	164,716,053	0.87%	3.98%	100.0%
Allowance for loan losses	(7,832,837)	(9,479,729)	(9,987,626)	5.36%	27.51%
Total loans, net	150,576,426	153,812,437	154,728,427	0.60%	2.76%

3Q18

1.3.	Investment Portfolio

As of September 30, 2018, Bancolombia’s net investment portfolio totaled COP 15,721 billion, increasing by 0.7% from the end of 2Q18 and decreasing by 5.7% from the end of 3Q17. The investment portfolio consists primarily of debt securities, which represent 68.1% of Bancolombia’s total investments and 5.2% of assets at the end of 3Q18.

At the end of 3Q18, the debt securities portfolio had a duration of 19.6 months and a weighted average yield to maturity of 4.3%.

1.4.	Goodwill and intangibles

As of 3Q18, Bancolombia’s goodwill and intangibles totaled COP 6,597 billion, increasing by 1.5% compared to 2Q18. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of September 30, 2018, Bancolombia’s liabilities totaled COP 181,788 billion, increasing by 0.7% from the end of 2Q18 and by 0.6% compared to 3Q17.

Deposits by customers totaled COP 130,335 billion (or 71.7% of liabilities) at the end of 3Q18, same figure when compared to 2Q18 and increasing by 1.9% over the last 12 months. The net loans to deposits ratio was 118.7% at the end of 3Q18.

Bancolombia’s funding strategy during the last months has been to reduce the average life of time deposits and promote saving and checking accounts in the consumer segment in order to keep the funding cost at a minimum. The objective is to build and maintain ample liquidity and reduce the sensitivity of the balance sheet to cuts in interest rates.

Funding mix	3Q17		2Q18		3Q18
COP Million
Checking accounts	20,232,549	12%	20,405,763	12%	20,436,265	12%
Saving accounts	51,418,374	30%	54,286,041	32%	53,926,535	32%
Time deposits	55,100,729	33%	54,543,374	32%	54,742,421	32%
Other deposits	5,358,634	3%	5,917,969	3%	5,577,801	3%
Long term debt	19,365,423	11%	18,729,888	11%	19,176,927	11%
Loans with banks	17,935,827	11%	15,357,472	9%	16,922,913	10%
Total Funds	169,411,536	100%	169,240,507	100%	170,782,862	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q18 was COP 23,151 billion, increasing by 1.8% compared to 2Q18 and by 4.7% when compared to 3Q17.

Bancolombia’s capital adequacy ratio was 13.66% in 3Q18, 466 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 10.24%, 574 basis points above the regulatory minimum of 4.5%.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.1% at the end of 3Q18.

3Q18

In the last months, Bancolombia has generated capital organically due to the appropriation of earnings in March 2018. The annual increase in the RWA is mainly explained by the growth in the loan book.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q17%		2Q18%		3Q18%
Basic capital (Tier I)	17,897,207	10.28%	18,856,171	10.02%	19,331,181	10.24%
Additional capital (Tier II)	5,474,092	3.14%	6,584,425	3.50%	6,449,636	3.42%
Technical capital (1)	23,371,299		25,440,595		25,780,818
Risk weighted assets including market risk	174,129,964		188,204,931		188,734,013
CAPITAL ADEQUACY (2)		13.42%		13.73%		13.66%

(1)	Technical capital is the sum of basic and additional capital.
(2)	Capital adequacy is technical capital divided by risk-weighted assets.

3Q18

2.	INCOME STATEMENT

Net income totaled COP 543 billion in 3Q18, or COP 564.78 per share - USD 0.76 per ADR. This net income represents a decrease of 8.2% compared to 2Q18 and an increase of 20.5% compared to 3Q17. Bancolombia’s annualized ROE for 3Q18 was 9.4%.

2.1.	Net Interest Income

Net interest income totaled COP 2,568 billion in 3Q18, 0.9% more than the one reported in 2Q18, and 0.6% more than the figure for 3Q17. During the quarter, the Net Interest Income was impacted negatively by the implementation of IFRS 9 during 2018, which caused a reduction of COP 107 billion.

During 3Q18, the investment, interest rate derivatives and repos portfolio generated COP 133 billion, up by 4.6% from 2Q18.

Net Interest Margin

The annualized net interest margin decreased to 5.8% in 3Q18. The annualized net interest margin for investments was 1.9%, and the annualized net interest margin of the loan portfolio was 6.1%, decreasing compared to the one reported in 2Q18.

Annualized Interest
Margin	3Q17	2Q18	3Q18
Loans' Interest margin	6.3%	6.2%	6.1%
Debt investments' margin	0.9%	1.3%	1.9%
Net interest margin	5.8%	5.9%	5.8%

Total funding cost decreased during 3Q18, due to the reduction of long-term debt, as well as a reduction of the average life of time deposits. Savings and checking accounts represented the same proportion of the total funding as in 2Q18, and the annualized average weighted cost of deposits was 2.86% in 3Q18, decreasing 9 basis point compared to 2Q18 and 46 basis points compared to 3Q17.

Average weighted
funding cost	3Q17	2Q18	3Q18
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	2.28%	1.84%	1.82%
Time deposits	5.46%	5.16%	4.97%
Total deposits	3.32%	2.95%	2.86%
Long term debt	6.11%	5.91%	6.01%
Loans with banks	2.52%	2.24%	2.31%
Total funding cost	3.49%	3.17%	3.13%

2.2.	Fees and Income from Services

During 3Q18, net fees and income from services totaled COP 631 billion, decreasing by 2.1% compared to 2Q18, and increasing by 4.1% compared to 3Q17. The positive annual performance in fees compared with 3Q17 is due to higher volumes of transactions and the good performance of credit and debit cards and trust services.

3Q18

Fees from credit and debit cards decreased by 3.1% compared to 2Q18 and increased by 24.9% compared to 3Q17. Fees from asset management and trust services increased by 2.5% compared to 2Q18 and 11.5% compared to 3Q17, due to an increase in the assets under management. Fees from our bancassurance business increased by 2.9% compared to 2Q18 and decreased by 2.3% with respect to 3Q17.

The following table summarizes Bancolombia’s market share in the credit card business in Colombia:

ACCUMULATED CREDIT CARD BILLING			%	2018
(COP millions)	Jul-17	Jul-18	Growth	Market Share
Bancolombia VISA	3,802,517	4,730,834	24.41%	11.36%
Bancolombia Mastercard	3,292,170	3,693,732	12.20%	8.87%
Bancolombia American Express	2,206,341	2,063,843	-6.46%	4.96%
Total Bancolombia	9,301,029	10,488,410	12.77%	25.19%
Colombian Credit Card Market	38,132,076	41,630,259	9.17%

CREDIT CARD MARKET SHARE			%	2018
(Outstanding credit cards)	Jul-17	Jul-18	Growth	Market Share
Bancolombia VISA	768,281	848,018	10.38%	5.03%
Bancolombia Mastercard	897,269	951,642	6.06%	5.64%
Bancolombia American Express	582,746	565,617	-2.94%	3.35%
Total Bancolombia	2,248,296	2,365,277	5.20%	14.02%
Colombian Credit Card Market	16,689,834	16,875,543	1.11%

Source: Superintendencia Financiera de Colombia

2.3.	Other Operating Income

Total other operating income was COP 374 billion in 3Q18, increasing by 8.9% compared to 2Q18 and by 5.9% compared to 3Q17.

Revenues from the operating leases totaled COP 159 billion in 3Q18, increasing by 1.4% compared to 2Q18 and by 11.6% compared to those reported in 3Q17. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 8,119 billion at the end of 3Q18 and represented 5.1% of total gross loans, decreasing by 1.3% compared to 2Q18, when past due loans represented 5.2% of total gross loans. During 3Q18, Charge-offs totaled COP 956 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 112.2% at the end of 3Q18, increasing compared to 105.4% at the end of 2Q18.

Regarding IFRS 9 implementation, during 2018 the bank has been refining the estimates of ECL models (Expected Credit Loss) as revealed in 1Q18 and during 3Q18, the bank adjusted the initial impact to COP 1,004 billion from COP 599 billion as reported in 1Q18. The bank is still fine tuning the final impact for the year.

The effect of this increase in allowances for loans losses (principal) improved the coverage ratio during the 3Q18.

3Q18

 The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 847 billion in 3Q18. During the quarter, the 30-day NPLs in SMEs improved significantly. Provision charges (net of recoveries) totaled COP 1,009 billion in 3Q18.

Provisions as a percentage of the average gross loans were 2.5% for 3Q18 and 2.4% for the last 12 months.

Cost of risk excluding the corporate cases (Electricaribe, Ruta del Sol and Consorcio Express) was 1.7% for 3Q18 and 1.9% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 9,111 billion, or 5.7% of total loans at the end of 3Q18, increasing as compared to 2Q18.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q17	2Q18	3Q18
Total 30-day past due loans	6,873,306	8,228,079	8,118,514
Allowance for loan losses (1)	7,111,020	8,672,006	9,111,049
Past due loans to total loans	4.50%	5.20%	5.09%
Allowances to past due loans	103.46%	105.40%	112.23%
Allowance for loan losses as a percentage of total loans	4.65%	5.48%	5.71%

(1) Allowances are reserves for the principal of loans.

PDL Per Category			30 days
	% Of loan Portfolio	3Q17	2Q18	3Q18
Commercial loans	68.3%	3.42%	4.42%	4.29%
Consumer loans	17.9%	5.81%	5.78%	5.61%
Mortgage loans	13.1%	8.01%	8.10%	8.06%
Microcredit	0.7%	13.38%	12.30%	11.75%
PDL TOTAL		4.50%	5.20%	5.09%

PDL Per Category			90 days
	% Of loan Portfolio	3Q17	2Q18	3Q18
Commercial loans	68.3%	2.69%	3.48%	3.64%
Consumer loans	17.9%	3.02%	3.18%	2.97%
Mortgage loans*	13.1%	3.37%	3.65%	3.63%
Microcredit	0.7%	9.39%	8.39%	8.08%
PDL TOTAL		2.88%	3.48%	3.55%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

2.5.	Operating Expenses

During 3Q18, operating expenses totaled COP 1,844 billion, decreasing by 0.8% with respect to 2Q18 and by 1.3% with respect to 3Q17. The annual decrease in operating expenses is explained by the reduction in the network of branches, personal expenses and tax contributions and other tax burden

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 754 billion in 3Q18, increasing by 1.0% compared to 2Q18 and by 1.8% compared to 3Q17.

During 3Q18, administrative expenses totaled COP 735 billion, increasing by 0.9% compared to 2Q18 and by decreasing 1.4% as compared to 3Q17.

3Q18

Depreciation and amortization expenses totaled COP 132 billion in 3Q18, increasing by 16.8% compared to 2Q18 and by 9.8% compared to 3Q17.

As of September 30, 2018, Bancolombia had 30,973 employees, owned 1,041 branches, 5,849 ATMs, 11,495 banking agents and served more than 13 million customers.

2.6.	Taxes

Income tax expense was COP 213 billion for 3Q18, increasing by 9.5% when compared to the income tax registered in 2Q18, and decreasing by 13.0% compared to 3Q17.

3Q18

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q17	2Q18	3Q18	3Q18/2Q18	3Q18/3Q17
ASSETS
Gross loans	111,608,945	115,783,278	115,612,740	-0.15%	3.59%
Allowances for loans	(6,712,563)	(7,856,741)	(8,276,291)	5.34%	23.30%
Investments	18,625,027	17,475,344	17,353,442	-0.70%	-6.83%
Other assets	16,749,333	16,591,837	17,203,478	3.69%	2.71%
Total assets	140,270,741	141,993,718	141,893,370	-0.07%	1.16%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	82,093,223	84,699,371	84,645,861	-0.06%	3.11%
Other liabilities	41,925,678	40,878,095	40,921,449	0.11%	-2.40%
Total liabilities	124,018,901	125,577,467	125,567,310	-0.01%	1.25%
Shareholders' equity	16,251,839	16,416,251	16,326,059	-0.55%	0.46%
Total liabilities and shareholders' equity	140,270,741	141,993,718	141,893,370	-0.07%	1.16%

Interest income	3,236,032	3,095,540	3,011,024	-2.73%	-6.95%
Interest expense	(1,257,962)	(1,123,555)	(1,085,060)	-3.43%	-13.74%
Net interest income	1,978,069	1,971,985	1,925,963	-2.33%	-2.63%
Net provisions	(869,353)	(859,887)	(895,289)	4.12%	2.98%
Fees and income from service, net	387,612	411,235	402,785	-2.05%	3.91%
Other operating income	201,592	125,722	151,372	20.40%	-24.91%
Total operating expense	(1,276,077)	(1,300,889)	(1,248,111)	-4.06%	-2.19%
Profit before tax	421,844	348,166	336,721	-3.29%	-20.18%
Income tax	(169,069)	(59,446)	(154,113)	159.25%	-8.85%
Net income	252,775	288,720	182,608	-36.75%	-27.76%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q17	2Q18	3Q18	3Q18/2Q18	3Q18/3Q17
ASSETS
Gross loans	22,322,227	22,167,293	22,519,736	1.59%	0.88%
Allowances for loans	(406,655)	(661,934)	(708,515)	7.04%	74.23%
Investments	2,737,570	2,931,835	3,067,872	4.64%	12.07%
Other assets	4,296,165	3,043,765	3,272,935	7.53%	-23.82%
Total assets	28,949,307	27,480,959	28,152,028	2.44%	-2.75%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	18,810,084	18,889,905	18,694,296	-1.04%	-0.62%
Other liabilities	7,231,648	5,684,741	6,444,067	13.36%	-10.89%
Total liabilities	26,041,732	24,574,646	25,138,364	2.29%	-3.47%
Shareholders' equity	2,907,575	2,906,313	3,013,664	3.69%	3.65%
Total liabilities and shareholders' equity	28,949,307	27,480,959	28,152,028	2.44%	-2.75%

Interest income	376,618	373,342	405,220	8.54%	7.59%
Interest expense	(144,872)	(137,495)	(149,987)	9.09%	3.53%
Net interest income	231,746	235,847	255,233	8.22%	10.13%
Net provisions	(69,109)	(55,805)	(60,257)	7.98%	-12.81%
Fees and income from service, net	47,669	47,691	46,634	-2.22%	-2.17%
Other operating income	4,625	13,914	10,886	-21.77%	135.35%
Total operating expense	(154,744)	(156,007)	(154,720)	-0.83%	-0.02%
Profit before tax	60,188	85,641	97,776	14.17%	62.45%
Income tax	(22,617)	(17,049)	(17,133)	0.49%	-24.25%
Net income	37,571	68,592	80,642	17.57%	114.64%

3Q18

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q17	2Q18	3Q18	3Q18/2Q18	3Q18/3Q17
ASSETS
Gross loans	9,040,300	9,256,233	9,629,506	4.03%	6.52%
Allowances for loans	(352,015)	(359,688)	(388,956)	8.14%	10.49%
Investments	478,909	635,680	673,037	5.88%	40.54%
Other assets	3,420,320	3,386,062	3,143,424	-7.17%	-8.10%
Total assets	12,587,515	12,918,288	13,057,010	1.07%	3.73%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,689,015	9,256,571	9,331,147	0.81%	7.39%
Other liabilities	2,342,984	2,095,057	2,094,468	-0.03%	-10.61%
Total liabilities	11,031,999	11,351,628	11,425,615	0.65%	3.57%
Shareholders' equity	1,555,516	1,566,659	1,631,395	4.13%	4.88%
Total liabilities and shareholders' equity	12,587,515	12,918,288	13,057,010	1.07%	3.73%

Interest income	228,409	223,878	227,039	1.41%	-0.60%
Interest expense	(67,324)	(61,597)	(62,622)	1.66%	-6.98%
Net interest income	161,085	162,282	164,417	1.32%	2.07%
Net provisions	(28,304)	(13,731)	(26,953)	96.29%	-4.77%
Fees and income from service, net	43,033	44,980	45,789	1.80%	6.40%
Other operating income	(8,025)	929	721	-22.31%	-108.99%
Total operating expense	(98,675)	(104,647)	(104,288)	-0.34%	5.69%
Profit before tax	69,114	89,812	79,686	-11.27%	15.30%
Income tax	(20,880)	(29,394)	(35,665)	21.33%	70.81%
Net income	48,234	60,417	44,021	-27.14%	-8.73%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET
AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q17	2Q18	3Q18	3Q18/2Q18	3Q18/3Q17
ASSETS
Gross loans	8,511,380	9,106,278	9,182,744	0.84%	7.89%
Allowances for loans	(155,975)	(384,277)	(433,581)	12.83%	177.98%
Investments	1,721,330	1,437,613	1,452,086	1.01%	-15.64%
Other assets	1,864,607	2,030,708	2,102,252	3.52%	12.75%
Total assets	11,941,343	12,190,322	12,303,501	0.93%	3.03%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	8,261,134	8,533,909	8,552,252	0.21%	3.52%
Other liabilities	2,371,227	2,470,407	2,568,322	3.96%	8.31%
Total liabilities	10,632,361	11,004,317	11,120,574	1.06%	4.59%
Non-controlling interest	20,261	19,531	19,987	2.34%	-1.35%
Shareholders' equity	1,288,720	1,166,475	1,162,940	-0.30%	-9.76%
Total liabilities and shareholders' equity	11,941,343	12,190,322	12,303,501	0.93%	3.03%

Interest income	212,929	202,170	246,278	21.82%	15.66%
Interest expense	(89,680)	(88,918)	(96,249)	8.24%	7.32%
Net interest income	123,248	113,252	150,030	32.47%	21.73%
Net provisions	(24,915)	(45,573)	(47,990)	5.30%	92.62%
Fees and income from service, net	25,263	30,440	26,700	-12.28%	5.69%
Other operating income	12,496	12,207	10,576	-13.36%	-15.36%
Total operating expense	(110,422)	(100,934)	(122,841)	21.70%	11.25%
Profit before tax	25,670	9,391	16,475	75.44%	-35.82%
Income tax	(8,441)	(1,203)	287	-123.83%	-103.40%
Net income before non-controlling interest	17,229	8,188	16,762	104.72%	-2.71%
Non-controlling interest	(853)	(611)	(746)	22.12%	-12.56%
Net income	16,376	7,577	16,016	111.38%	-2.20%

3Q18

4.	RECENT DEVELOPMENTS

•	July 18, 2018. Bancolombia S.A. announced that it issued and placed in the Colombian market its public offering of its Green Notes in an aggregate amount of COP 300,000 million. The amount being offered is of up to COP 200,000 million, with the possibility of increasing the size of the issue by allocating up to COP 100,000 million more. Demand for this issuance was for COP 565,516 million, equivalent to approximately 2.83 times the offered amount.

Banca de Inversión Bancolombia S.A. Corporación Financiera acted as lead arranger and Bancolombia S.A. and Valores Bancolombia S.A. Comisionista de Bolsa acted as joint bookrunners for the offering.

3Q18

5.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 13 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of: Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information

Bancolombia’s Investor Relations

Phone: (574) 4041837 / (574) / (574) 4043917/ (574) 4041918.

E-mail: IR@bancolombia.com.co

Contacts: Alejandro Mejia (IR Manager) / Juliana Álvarez (Analyst) / Santiago López (Analista).

Website: http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

3Q18

BALANCE SHEET				Growth
(COP million)	Sep-17	Jun-18	Sep-18	sep-18 / jun-18	sep-18 / sep-17	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	14,945,466	13,056,537	13,860,509	6.16%	-7.26%	6.71%
Interbank borrowings	2,810,198	1,023,666	1,797,802	75.62%	-36.03%	0.87%
Reverse repurchase agreements and other similar secured lend	810,128	2,346,958	1,693,536	-27.84%	109.05%	0.82%
Financial assets investments	16,664,585	15,606,305	15,721,358	0.74%	-5.66%	7.61%
Derivative financial instruments	1,316,828	1,058,922	1,168,618	10.36%	-11.26%	0.57%
Loans and advances to customers	158,409,263	163,292,166	164,716,053	0.87%	3.98%	79.71%
Allowance for loan and lease losses	(7,832,837)	(9,479,729)	(9,987,626)	5.36%	27.51%	-4.83%
Investment in associates and joint ventures	1,595,238	1,749,572	1,802,640	3.03%	13.00%	0.87%
Goodwill and Intangible assets, net	6,526,087	6,501,382	6,597,390	1.48%	1.09%	3.19%
Premises and equipment, net	3,150,714	3,072,268	3,171,141	3.22%	0.65%	1.53%
Investment property	1,690,594	1,709,787	1,702,201	-0.44%	0.69%	0.82%
Prepayments	357,337	289,113	316,419	9.44%	-11.45%	0.15%
Tax receivables	871,142	683,588	867,368	26.88%	-0.43%	0.42%
Deferred tax	711,680	1,135,930	732,206	-35.54%	2.88%	0.35%
Assets held for sale and inventories	302,437	466,468	566,908	21.53%	87.45%	0.27%
Other assets	1,764,016	2,040,413	1,928,805	-5.47%	9.34%	0.93%
Total assets	204,092,876	204,553,346	206,655,328	1.03%	1.26%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	127,891,132	130,318,773	130,334,802	0.01%	1.91%	63.07%	71.70%
Interbank Deposits	1,087,444	1,548,842	1,889,628	22.00%	73.77%	0.91%	1.04%
Derivative financial instrument	966,207	971,813	969,802	-0.21%	0.37%	0.47%	0.53%
Borrowings from other financial institutions	16,848,383	13,808,630	15,033,285	8.87%	-10.77%	7.27%	8.27%
Debt securities in issue	19,365,423	18,729,888	19,176,927	2.39%	-0.97%	9.28%	10.55%
Preferred shares	568,005	554,439	569,017	2.63%	0.18%	0.28%	0.31%
Repurchase agreements and other similar secured borrowing	4,219,154	4,834,374	4,348,220	-10.06%	3.06%	2.10%	2.39%
Liabilities relating to assets held for sale	-	121,737	154,790	27.15%	0.00%	0.07%	0.09%
Current tax	857,168	404,676	571,045	41.11%	-33.38%	0.28%	0.31%
Deferred tax	1,885,322	2,384,920	1,873,392	-21.45%	-0.63%	0.91%	1.03%
Employees benefit plans	127,867	131,171	130,911	-0.20%	2.38%	0.06%	0.07%
Other liabilities	6,915,040	6,718,882	6,736,495	0.26%	-2.58%	3.26%	3.71%
Total liabilities	180,731,145	180,528,145	181,788,314	0.70%	0.58%	87.97%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.23%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	2.35%
Appropriated reserves	9,061,138	9,943,469	9,940,172	-0.03%	9.70%	4.81%
Retained earnings	5,226,878	4,948,950	5,288,377	6.86%	1.18%	2.56%
Accumulated other comprehensive income (loss), net of tax	2,490,464	2,508,599	2,584,195	3.01%	3.76%	1.25%
Stockholders’ equity attributable to the owners of the parent company	22,116,848	22,739,386	23,151,113	1.81%	4.68%	11.20%
Non-controlling interest	1,244,883	1,285,815	1,715,901	33.45%	37.84%	0.83%
Total liabilities and equity	204,092,876	204,553,346	206,655,328	1.03%	1.26%	100.00%

3Q18

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-17	Sep-18	sep-18 / sep-17	3Q 17	2Q 18	3Q 18	3Q18 / 2Q18	3Q18 / 3Q17
Interest income and expenses
Interest on loans and financial leases
Commercial	6,043,797	5,385,931	-10.88%	1,968,634	1,780,210	1,812,679	1.82%	-7.92%
Consumer	2,800,098	3,067,506	9.55%	990,309	1,023,691	1,049,558	2.53%	5.98%
Small business loans	178,411	165,859	-7.04%	60,666	53,978	58,144	7.72%	-4.16%
Mortgage	1,419,479	1,415,765	-0.26%	434,229	479,320	441,353	-7.92%	1.64%
Leasing	1,559,348	1,424,001	-8.68%	501,359	473,344	462,748	-2.24%	-7.70%
Interest income on loans and financial leases	12,001,133	11,459,062	-4.52%	3,955,197	3,810,543	3,824,482	0.37%	-3.30%
Interest income on overnight and market funds	20,256	25,323	25.01%	8,697	8,415	8,490	0.89%	-2.38%
Interest and valuation on Investments
Debt investments, net	120,110	91,669	-23.68%	38,621	45,099	2,244	-95.02%	-94.19%
Net gains from investment activities at fair value through income statement
Debt investments	500,080	319,654	-36.08%	133,105	92,976	143,275	54.10%	7.64%
Derivatives	(34,234)	11,396	133.29%	(7,138)	2,589	(3,404)	-231.48%	-52.31%
Repos	(79,787)	(40,583)	-49.14%	(28,232)	(17,339)	(12,780)	-26.29%	-54.73%
Other	6,514	(8,486)	-230.27%	3,639	3,460	3,246	-6.18%	-10.80%
Total Net gains from investment activities at fair value through profit and loss	392,573	281,981	-28.17%	101,374	81,686	130,337	59.56%	28.57%
Total Interest and valuation on investments	512,683	373,650	-27.12%	139,995	126,785	132,581	4.57%	-5.30%
Total interest and valuation	12,534,072	11,858,035	-5.39%	4,103,889	3,945,743	3,965,553	0.50%	-3.37%
Interest expense
Borrowing costs	(524,306)	(420,795)	-19.74%	(173,700)	(136,393)	(149,133)	9.34%	-14.14%
Overnight funds	(13,376)	(12,117)	-9.41%	(4,900)	(3,300)	(6,949)	110.58%	41.82%
Debt securities in issue	(886,522)	(844,390)	-4.75%	(287,593)	(274,277)	(285,000)	3.91%	-0.90%
Deposits	(3,247,786)	(2,896,754)	-10.81%	(1,066,944)	(966,268)	(937,961)	-2.93%	-12.09%
Preferred Shares Dividends	(43,734)	(43,734)	0.00%	(14,578)	(14,065)	(14,578)	3.65%	0.00%
Other interest (expense)	(11,656)	(13,221)	13.43%	(4,179)	(5,336)	(3,557)	-33.34%	-14.88%
Total interest expenses	(4,727,380)	(4,231,011)	-10.50%	(1,551,894)	(1,399,639)	(1,397,178)	-0.18%	-9.97%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	7,806,692	7,627,024	-2.30%	2,551,995	2,546,104	2,568,375	0.87%	0.64%
Credit impairment charges on loans and advance and financial leases	(2,807,138)	(3,221,594)	14.76%	(1,053,109)	(1,097,310)	(1,160,246)	5.74%	10.17%
Recovery of charged-off loans	251,232	329,258	31.06%	83,866	121,069	123,786	2.24%	47.60%
Credit impairment charges on/recoveries on off balance sheet credit instruments	24,429	25,891	5.98%	1,959	4,105	17,167	318.20%	776.31%
Credit impairment charges/recoveries on investments	-	10,669	0.00%	-	-	10,669	0.00%	0.00%
Total credit impairment charges, net	(2,531,477)	(2,855,776)	12.81%	(967,284)	(972,136)	(1,008,624)	3.75%	4.27%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	5,275,215	4,771,248	-9.55%	1,584,711	1,573,968	1,559,751	-0.90%	-1.58%
Fees and comissions income
Banking services	651,681	583,312	-10.49%	219,732	176,679	191,189	8.21%	-12.99%
Credit and debit card fees and commercial establishments	867,316	1,058,300	22.02%	288,434	371,756	360,294	-3.08%	24.91%
Brokerage	15,753	21,274	35.05%	4,323	8,852	6,639	-25.00%	53.57%
Acceptances and Guarantees	42,658	43,749	2.56%	15,829	18,679	14,076	-24.64%	-11.07%
Trust	263,931	298,345	13.04%	91,891	99,946	102,465	2.52%	11.51%
Bancassurance	278,082	302,241	8.69%	106,444	101,040	103,984	2.91%	-2.31%
Payments and Collections	166,097	194,143	16.89%	61,823	65,079	66,573	2.30%	7.68%
Other	320,564	311,981	-2.68%	94,971	99,685	100,389	0.71%	5.70%
Fees and comission income	2,606,082	2,813,345	7.95%	883,447	941,716	945,609	0.41%	7.04%
Fees and comission expenses
Banking services	(288,482)	(320,834)	11.21%	(98,731)	(105,511)	(109,859)	4.12%	11.27%
Other	(471,035)	(536,564)	13.91%	(178,204)	(191,521)	(204,404)	6.73%	14.70%
Fees and comission expenses	(759,517)	(857,398)	12.89%	(276,935)	(297,032)	(314,263)	5.80%	13.48%
Total fees and comissions, net	1,846,565	1,955,947	5.92%	606,512	644,684	631,346	-2.07%	4.09%
Other operating income
Derivatives FX contracts	(12,474)	17,242	238.22%	4,936	135,678	67,192	-50.48%	1261.26%
Net foreign exchange	251,382	72,242	-71.26%	48,770	(104,373)	(51,849)	-50.32%	-206.31%
Hedging	(2,900)	10,244	453.24%	(88)	7,023	3,657	-47.93%	4255.68%
Operating leases	416,597	459,912	10.40%	142,148	156,489	158,636	1.37%	11.60%
Gains (or losses) on sale of assets	13,448	38,154	183.72%	1,971	8,524	18,259	114.21%	826.38%
Other reversals	1,628	2,581	58.54%	364	1,079	674	-37.53%	85.16%
Other	406,302	436,084	7.33%	155,290	139,246	177,767	27.66%	14.47%
Total other operating income	1,073,983	1,036,459	-3.49%	353,391	343,666	374,336	8.92%	5.93%
Dividends received, and share of profits of equity method investees
Dividends	21,096	44,475	110.82%	4,351	17,474	15,288	-12.51%	251.37%
Equity investments	(35,150)	25,202	171.70%	4,760	23,130	4,874	-78.93%	2.39%
Equity method	104,493	171,541	64.17%	27,805	74,363	57,923	-22.11%	108.32%
Impairment charges on joint ventures	-	-	0.00%	-	-	-	0.00%	0.00%
Total dividends received, and share of profits of equity method investees	90,439	241,218	166.72%	36,916	114,967	78,085	-32.08%	111.52%
Total operating income, net	8,286,202	8,004,872	-3.40%	2,581,530	2,677,285	2,643,518	-1.26%	2.40%

3Q18

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-17	Sep-18	sep-18 / sep-17	3Q 17	2Q 18	3Q 18	3Q18 / 2Q18	3Q18 / 3Q17
Operating expenses
Salaries and employee benefits	(1,862,659)	(1,946,538)	4.50%	(607,697)	(653,969)	(650,487)	-0.53%	7.04%
Bonuses	(434,478)	(315,893)	-27.29%	(132,340)	(91,815)	(103,085)	12.27%	-22.11%
Other administrative and general expenses	(2,078,597)	(2,164,458)	4.13%	(745,306)	(727,846)	(734,640)	0.93%	-1.43%
Tax contributions and other tax burden	(643,969)	(549,817)	-14.62%	(203,726)	(211,681)	(158,956)	-24.91%	-21.98%
Impairment, depreciation and amortization	(356,395)	(363,211)	1.91%	(120,144)	(112,948)	(131,879)	16.76%	9.77%
Other expenses	(180,341)	(192,329)	6.65%	(58,956)	(60,742)	(65,316)	7.53%	10.79%
Equity Tax	(51,220)	-	-100.00%	-	-	-	0.00%	0.00%
Total operating expenses	(5,607,659)	(5,532,246)	-1.34%	(1,868,169)	(1,859,001)	(1,844,363)	-0.79%	-1.27%
Profit before tax	2,678,543	2,472,626	-7.69%	713,361	818,284	799,155	-2.34%	12.03%
Income tax	(893,042)	(719,582)	-19.42%	(245,307)	(195,002)	(213,442)	9.46%	-12.99%
Profit for the year from continuing operations	1,785,501	1,753,044	-1.82%	468,054	623,282	585,713	-6.03%	25.14%
Non-controlling interest	(72,402)	(96,349)	33.08%	(17,248)	(31,566)	(42,494)	34.62%	146.37%
Net income attributable to equity holders of the Parent Company	1,713,099	1,656,695	-3.29%	450,806	591,716	543,219	-8.20%	20.50%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: November 7, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance